Exhibit 12.1
Apple Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Years ended
	September 30, 2017	September 24, 2016	September 26, 2015	September 27, 2014	September 28, 2013
Earnings:
Earnings before provision for income taxes	$64,089	$61,372	$72,515	$53,483	$50,155
Add: Fixed Charges	2,538	1,644	892	527	265
Total Earnings	$66,627	$63,016	$73,407	$54,010	$50,420

Fixed Charges (1):
Interest Expense	$2,323	$1,456	$733	$384	$136
Interest component of rental expense	215	188	159	143	129
Total Fixed Charges	$2,538	$1,644	$892	$527	$265

Ratio of Earnings to Fixed Charges (2)	26	38	82	102	190

(1)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.

(2)	The ratio of earnings to fixed charges is computed by dividing Total Earnings by Total Fixed Charges.